SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In addition to the Market Announcement released on December 17, 2012, the Company informs its shareholders and the market in general that on this date, the technical report ("Report") was published as part of the process regarding the Company Eletropaulo Metropolitana - Eletricidade do Estado de São Paulo S.A (“Eletropaulo”), in order to receive the amounts from financing not honored in their respective maturities, according the criteria in the terms and conditions of the contract.

According to the mentioned Report, the company Eletropaulo is responsible for the payment of the respective values and not the Companhia de Transmissão de Energia Elétrica Paulista (“CTEEP”), as intended to be recognized by Eletropaulo through appeals.

The parts of the process will have 5 (five) days from next Monday, September 21, to demonstrate on the contents of the technical Report for further court order.

According to the Note 9.1 of the Quarterly Financial Information of the second Quarter of 2015, published on August 14, 2015, once favorably settled the process, Eletrobras has a receivable of R$ 2,232,608 thousand (two billion two hundred and thirty-two million and six hundred and eight thousand reais), the base date of June 30, 2015, excluding attorneys' fees, of which R$ 348.091 thousand (three hundred and forty-eight million and ninety one thousand reais) were already recognized in the Company's assets in loans and financing.

Rio de Janeiro, September 18, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.